02029741

ARS
P.E. 12/31/01

TABLE OF CONTENTS

KS BANCORP INC AND SUBSIDIARY
SELECTED FINANCIAL DATA

	December 31,				
	2001	2000	1999	1998	1997
	(In Thousands, Except Per Share Amounts)				
Financial Condition Data:					
Total assets	**$ 163,890**	$ 152,321	$ 138,948	$ 130,892	$113,978
Investments (1)	**20,738**	14,120	17,142	21,151	15,104
Loans receivable, net	**136,977**	133,312	116,363	105,335	95,002
Deposits	**128,825**	120,073	116,514	107,934	90,314
Advances from Federal Home Loan Bank	**16,800**	15,800	6,000	6,000	8,000
Stockholders' equity	**16,799**	15,843	15,442	15,716	14,606
Book value per common share (2) (3)	**14.75**	13.99	13.40	14.15	13.20

	December 31,				
	2001	2000	1999	1998	1997
	(In Thousands, Except Per Share Amounts)				
Operating Data:					
Interest income	**$ 12,505**	$ 12,029	$ 10,626	$ 10,149	$ 8,731
Interest expense	**7,062**	6,740	5,793	5,692	4,653
Net interest income	**5,443**	5,289	4,833	4,457	4,078
Provision for loan losses	**224**	113	36	34	24
Other income	**1,209**	1,705	310	241	158
Other expense	**4,194**	3,641	3,187	2,663	2,240
Income before income taxes	**2,234**	3,240	1,920	2,001	1,972
Income tax expense	**860**	1,247	757	743	751
Net income	**$ 1,374**	$ 1,993	$ 1,163	$ 1,258	$ 1,221
Selected Other Data:					
Basic earnings per share (2) (3)	**$ 1.23**	$ 1.78	$ 1.07	$ 1.17	$ 1.14
Diluted earnings per share (2) (3)	**$ 1.20**	$ 1.74	$ .98	$ 1.06	$ 1.04
Dividends per common share (2) (3)	**$ .64**	$ .64	$ .64	$ .64	$ .66
Dividend payout ratio	**53%**	37%	65%	61%	64%
Return on average assets	**.85%**	1.35%	.86%	.96%	1.15%
Return on average equity	**8.34%**	12.81%	7.47%	8.08%	8.33%
Average equity to average assets	**10.18%**	10.51%	11.46%	11.87%	13.76%

(1) *Includes interest-earning deposits, investment securities, and Federal Home Loan Bank stock.*

(2) *Restated for 4 for 3 stock split occurring during 1997.*

(3) *Restated for 25% stock split occurring during 2001.*

REPORT TO STOCKHOLDERS

The year 2001 will be remembered by all of us as a year of uncertain times both within our financial world and our country's leadership within the nations of the world. September 11th taught us that we live in a world of change and one of great strength and compassion. We are pleased to report that KS Bancorp, Inc. continued to build upon a solid foundation by keeping a clear focus on the long-term growth of the Company.

Net income for 2001 was $1.4 million or $1.20 diluted earnings per share. Total assets at December 31, 2001 were $163.9 million, an increase of $11.6 million or 7.6% from December 31, 2000. Total deposits increased by $8.8 million or 7.2% from the December 31, 2000 total of $120.1 million.

Total stockholders' equity increased from $15.8 million at December 31, 2000 to $16.8 million at December 31, 2001, but decreased as a percentage from 10.4% of assets to 10.25% of assets at December 31, 2001. During July the Board of Directors authorized a stock split of one share for each four shares outstanding. With the payment of regular dividends of $.64 per share (split adjusted) the Company continued its policy of building shareholder value through growth and dividends.

During May of 2001, KS Bank opened its sixth branch office, located in Clayton. With a significant loan base already established and the addition of a solid branch staff, the Clayton branch is growing at an above average rate. The opening of this office supports the Bank's efforts to build core deposits and to diversify its loan relationships. Also in May 2001, the Company completed a core computer system conversion to Jack Henry and Associates. This conversion will allow the Company to have significant growth in the area of Information Technology.

At the end of the year, the Bank announced that the Board of Directors had approved the relocation of the company headquarters to a new building in Smithfield, NC. This move, to be completed by year-end 2002, will center the Bank in the economic growth area southeast of Raleigh, NC.

With a great deal of respect, we note the passing of Chairman Emeritus H. Elwin Watson in October 2001. In 1998 upon his retirement after forty years of service as a director, I said "....we as an organization and individually, are what we are because of those who have shouldered the load. ....H. Elwin Watson has carried the load in a gracious, businesslike manner. Every organization and community should be so lucky to have had a leader like Elwin Watson."

Thank you for your investment in the Company and your continued support.

Sincerely,

Harold T. Keen
President/CEO

General

KS Bancorp, Inc. ("KS Bancorp" or the "Company") is a savings bank holding company which owns all of the common stock of KS Bank, Inc. (the "Bank"), a North Carolina-chartered capital stock savings bank. KS Bancorp's principal business activities consist of the ownership of the Bank and a loan to the Bank's Employee Stock Ownership Plan ("ESOP") for its purchase of the Company's common stock. The principal business of the Bank is accepting deposits from the general public and using those deposits and other sources of funds to make loans in the Bank's primary market area of Johnston, Wilson, Wayne and Wake counties.

The Bank's results of operations depend primarily on its net interest income, which is the difference between interest income from interest-earning assets and interest expense on interest-bearing liabilities. The Bank's operations are also affected by noninterest income, such as miscellaneous income from loans, customer deposit account service charges, and other sources of revenue. The Bank's principal operating expenses, aside from interest expense, consist of compensation and employee benefits, federal deposit insurance premiums, office occupancy costs, data processing expenses, and other general and administrative expenses.

The following discussion and analysis is intended to assist readers in understanding the results of operations and changes in financial position for the years ended December 31, 2001 and 2000, respectively. The discussion contains certain forward-looking statements consisting of estimates with respect to the financial condition, results of operations and other business of the Company that are subject to various factors which could cause actual results to differ materially from those estimates. Factors which could influence the estimates include changes in the national, regional and local market conditions, legislative and regulatory conditions, and an adverse interest rate environment.

Capital Resources and Liquidity

KS Bancorp currently conducts no business other than holding the capital stock of the Bank and the loan from the ESOP. KS Bancorp's primary source of funds, other than income from its investments, is dividends from the Bank, which are subject to regulatory restrictions as discussed in Note 12 to the consolidated financial statements. During 2001 and 2000, the Bank paid dividends of $600,000 and $1,100,000, respectively, to KS Bancorp. KS Bancorp declared and paid cash dividends of $728,829 and $729,251 during 2001 and 2000, respectively. Although the Company anticipates that it will continue to declare cash dividends on a regular basis, the Board of Directors will continue to review its policy on the payment of dividends on an ongoing basis, and such payment will be subject to future earnings, cash flows, capital needs, and regulatory restrictions.

The Company repurchased and retired 21,766 shares of its common stock during 2000 for a total cost of approximately $379,000. Since the mutual to stock conversion, the Company has repurchased 187,501 shares for a total cost of approximately $3.3 million.

The objective of the Bank's liquidity management is to ensure the availability of sufficient cash flows to meet all financial commitments and to capitalize on opportunities for expansion. Liquidity management addresses the Bank's ability to meet deposit withdrawals either on demand or at contractual maturity, to repay borrowings as they mature and to make new loans and investments as opportunities arise.

A significant liquidity source for the Bank is cash provided by operating activities. These operating activities generated cash of $2,344,709 and $915,738 for the years ended December 31, 2001 and 2000, respectively. Historically, in addition to cash provided by operating activities, financing activities have provided the Bank with sources of funds for asset growth and liquidity. For the years ended December 31, 2001 and 2000, deposits grew by $8,752,561 and $3,559,070, respectively. As of December 31, 2001 and 2000, the Bank had $16,800,000 and $15,800,000, respectively, in outstanding borrowings from the Federal Home Loan Bank ("FHLB"). Such borrowings were used primarily to fund increasing loan demand. During 2001 and 2000, the Bank used the cash provided by operations primarily to fund loan demand and liquid assets, including cash and due from banks, interest-earning deposits with banks, and investments in intermediate term securities. In the future, liquidity may be supplemented by loan sales and securitization programs which the Bank may use to facilitate the timely liquidation of assets if and when it is deemed desirable.

Cash provided by operating and financing activities is used by the Bank to originate new loans to customers, to maintain the Bank's and KS Bancorp's liquid investment portfolios, and to meet short-term liquidity requirements. During 2001 and 2000, loans outstanding increased by $3.7 million and $16.9 million, respectively. Liquid assets increased by $6.8 million, or 49.2%, from $13.9 million at December 31, 2000 to $20.7 million at December 31, 2001. Both the loan and liquid asset growth was funded by an increase in customer deposits of $8.8 million.

Asset/Liability Management

The Bank's asset/liability management, or interest rate risk management, program is focused primarily on evaluating and managing the composition of its assets and liabilities in view of various interest rate scenarios. Factors beyond the Bank's control, such as market interest rates and competition, may also have an impact on the Bank's interest income and interest expense.

In the absence of other factors, the yield or return associated with the Bank's earning assets generally will increase from existing levels when interest rates rise over an extended period of time and, conversely, interest income will decrease when interest rates decline. In general, interest expense will increase when interest rates rise over an extended period of time and, conversely, interest expense will decrease when interest rates decline.

Interest Rate Gap Analysis. As a part of its interest rate risk management policy, the Bank calculates an interest rate "gap." Interest rate "gap" analysis is a common, though imperfect, measure of interest rate risk, which measures the relative dollar amounts of interest-earning assets and interest-bearing liabilities which reprice within a specific time period, either through maturity or rate adjustment. The "gap" is the difference between the amounts of such assets and liabilities that are subject to repricing. A "negative" gap for a given period means that the amount of interest-bearing liabilities maturing or otherwise repricing within that period exceeds the amount of interest-earning assets maturing or otherwise repricing within the same period. Accordingly, in a declining interest rate environment, an institution with a negative gap would generally be expected, absent the effects of other factors, to experience a decrease in the cost of its liabilities greater than the decrease in the yield on its assets and its income should be positively affected. Conversely, the cost of funds for an institution with a negative gap would generally be expected to increase more quickly than the yield on its assets in a rising interest rate environment, and such institution's net interest income generally would be expected to be adversely affected by rising interest rates. Changes in interest rates generally have the opposite effect on an institution with a "positive gap."

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2001 which are projected to reprice or mature in each of the future time periods shown. Except as stated below, the amounts of assets and liabilities shown which reprice or mature within a particular period were determined in accordance with the contractual terms of the assets or liabilities. Loans with adjustable rates are shown as being due at the end of the next upcoming adjustment period. Money market deposit accounts and negotiable order of withdrawal or other transaction accounts are assumed to be subject to immediate repricing and depositor availability and have been placed in the shortest period. In making the gap computations, none of the assumptions sometimes made regarding prepayment rates and deposit decay rates have been used for any interest-earning assets or interest-bearing liabilities. In addition, the table does not reflect scheduled principal payments which will be received throughout the lives of the loans. The interest rate sensitivity of the Bank's assets and liabilities illustrated in the following table would vary substantially if different assumptions were used or if actual experience differs from that indicated by such assumptions.

	Terms to Repricing at December 31, 2001			
	1 Year or Less	More Than 1 Year to 5 Years	More Than 5 Years	Total
	(Dollars in thousands)			
INTEREST-EARNING ASSETS:				
Loans:				
Fixed rates	$ 2,330	$ 14,108	$ 16,429	$ 32,867
Variable rates	49,318	55,312	54	104,684
Interest-earning deposits with banks	7,041	-	-	7,041
Investment securities	1,546	9,509	1,634	12,689
Federal Home Loan Bank stock	-	-	1,008	1,008
Total interest-earning assets	$ 60,235	$ 78,929	$ 19,125	$ 158,289
INTEREST-BEARING LIABILITIES:				
Deposits	$ 114,204	$ 14,621	$ -	$ 128,825
Advances from Federal Home Loan Bank	-	6,000	10,800	16,800
Total interest-bearing liabilities	$ 114,204	$ 20,621	$ 10,800	$ 145,625
INTEREST SENSITIVITY GAP PER PERIOD	$ (53,969)	$ 58,308	$ 8,325	$ 12,664
CUMULATIVE INTEREST SENSITIVITY GAP	$ (53,969)	$ 4,339	$ 12,664	$ 12,664
CUMULATIVE GAP AS A PERCENTAGE OF TOTAL INTEREST-EARNING ASSETS	(34.10)%	2.74%	8.00%	8.00%
CUMULATIVE INTEREST-EARNING ASSETS AS A PERCENTAGE OF INTEREST-BEARING LIABILITIES	52.74%	103.22%	108.70%	108.70%

Analysis of Net Interest Income

Net interest income represents the difference between income derived from interest-earning assets and interest expense incurred on interest-bearing liabilities. Net interest income is affected by the difference between yields on interest-earning assets and rates paid on interest-bearing liabilities ("interest rate spread") and the relative amounts of interest-earning assets and interest-earning liabilities outstanding during the period.

The following table reflects the average yields on assets and average costs of liabilities for the years ended December 31, 2001 and 2000. Such average yields and costs are derived by dividing income or expense by the average monthly balance of interest-earning assets or interest-bearing liabilities, respectively, for the periods presented.

	At December 31, 2001		Year Ended December 31, 2001			Year Ended December 31, 2000		
	Actual Balance	Actual Yield/ Cost	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
			(Dollars in Thousands)					
Interest-earning assets:								
Loans	$ 136,977	7.67%	$ 138,691	$ 11,596	8.36%	$ 127,619	$ 11,092	8.69%
Investment securities (1)	13,697	5.83%	13,186	798	6.05%	12,094	807	6.67%
Interest-earning deposits	7,041	1.58%	4,133	111	2.69%	2,632	130	4.94%
Total interest-earning assets	157,715	7.93%	156,010	12,505	8.02%	142,345	12,029	8.45%
Other assets	6,175		5,732			5,662		
Total assets	$163,890		$ 161,742			$ 148,007		
Interest-bearing liabilities:								
Money market and NOW deposits	$ 17,294	1.46%	$ 16,535	344	2.08%	$ 15,595	334	2.14%
Savings	4,445	0.86%	4,228	67	1.58%	4,425	97	
Time	101,415	4.71%	100,820	5,663	5.62%	95,339	5,534	
FHLB advances	16,800	5.88%	17,473	988	5.65%	13,950	775	5.56%
Total interest bearing liabilities	139,954	5.05%	139,056	7,062	5.08%	129,309	6,740	5.21%
Noninterest-bearing deposits	5,671		2,962			2,228		
Other liabilities	1,466		3,255			915		
Stockholders' equity	16,799		16,469			15,555		
Total liabilities and stockholders' equity	$ 163,890		$ 161,742			$ 148,007		
Net interest income and interest rate spread (1)				$ 5,443	2.94%		$ 5,289	3.24%
Net interest-earning assets and net interest margin (2)			$ 16,954		3.49%	$ 13,036		3.72%
Ratio of average interest-earning assets to interest-bearing liabilities			112.19%			110.08%		

(1) Includes investment securities and Federal Home Loan Bank stock
(2) Includes non-accruing loans, which are considered immaterial for average balance purposes

Rate/Volume Analysis

The following table analyzes the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. The table distinguishes between (i) changes attributable to volume (changes in volume multiplied by the prior period's rate), (ii) changes attributable to rate (changes in rate multiplied by the prior period's volume), and (iii) net change (the sum of the previous columns). The change attributable to both rate and volume (changes in rate multiplied by changes in volume) has been allocated equally to both the changes attributable to volume and the changes attributable to rate.

	2001 vs. 2000		
	Increase (Decrease) Due To		
	Volume	Rate	Total
	(Dollars in Thousands)		
Interest income:			
Loans	$ 944	$ (440)	$ 504
Investments	69	(78)	(9)
Interest-earning deposits	57	(76)	(19)
Total interest income	1,070	(594)	476
Interest expense:			
Money market and NOW deposits	20	(10)	10
Savings	(4)	(26)	(30)
Time	313	(184)	129
FHLB advances	197	16	213
Total interest expense	526	(204)	322
Net interest income	$ 544	$ (390)	$ 154

Comparison of Financial Condition at December 31, 2001 and 2000

Consolidated total assets increased by $11.6 million during the year ended December 31, 2001, from $152.3 million at December 31, 2000 to $163.9 million at December 31, 2001. During the year, the Company generated loan growth of $3.7 million, as loans increased to $137.0 million. This loan growth resulted primarily from an increase in construction loans, net of undisbursed portions, from $4.3 million at December 31, 2000 to $12.4 million at December 31, 2001. The emphasis that was placed on this part of our business during the year combined with an overall increase in new construction in 2001 enabled us to significantly grow this segment of our loan portfolio. In addition liquid assets (consisting of cash and cash equivalents and investment securities) increased by $6.8 million from $13.9 million at December 31, 2000 to $20.7 million at December 31, 2001. Both the loan and liquid asset growth was funded by an increase in customer deposits of $8.8 million and an increase in advances from the Federal Home Loan Bank of $1.0 million. The increase in deposits resulted from an increase in our core deposits, which grew from $21.0 million at December 31, 2000 to $27.4 million at December 31, 2001. These core deposits represent a more stable and less expensive source of funding than do certificates of deposit.

Total stockholders' equity was $16.8 million at December 31, 2001 as compared with $15.8 million at December 31, 2000, an increase of $1,000,000. The increase is primarily due to net income of $1.4 million. Additionally, during the year, accumulated other comprehensive income, which consists of net unrealized gains and losses on available-for-sale investment securities, increased $174,000. The Company's earned ESOP compensation for the year ended December 31, 2001 was $54,000, which was credited to common stock. These increases were offset by dividends paid by the Company during the period of $729,000 or 0.16 per share. At December 31, 2001, the capital for both the Company and the Bank continued to exceed all applicable regulatory guidelines.

Comparison of Results of Operations for the Years Ended December 31, 2001 and 2000

Net Income

Net income for the year ended December 31, 2001 was $1.4 million, or $1.23 per share, as compared with net income of $2.0 million, or $1.78 per share, for the year ended December 31, 2000, a decrease of $619,000 or $0.55 per share. This decrease resulted primarily from a decrease in non-interest income and increases in non-interest expenses during 2001. These changes are discussed in the appropriate sections that follow.

Net Interest Income

Net interest income for the year December 31, 2001 was $5.4 million as compared with $5.3 million during the year ended December 31, 2000, an increase of $155,000. This increase resulted principally from an increased level of interest earning assets during the current year, primarily loans, which have higher yields than do other types of interest earning assets. In fact, our average net interest earning assets (average interest earning assets less average interest bearing liabilities) increased from $13.3 million in 2000 to $17.0 million in 2001. This increase in the volume of our net interest earnings assets offset the decline in interest rates that was experienced during 2001. The net interest rate spread decreased from 3.24% in 2000 to 2.94% in 2001, and the net interest margin likewise decreased from 3.72% in 2000 to 8.49% in 2001.

Provision for Loan Losses

The provision for loan losses was $224,000 and $113,000 for the years ended December 31, 2001 and 2000, respectively. There were net loan charge-offs of $138,000 during the year ended December 31, 2001 as compared with net charge-offs of $15,000 during the year ended December 31, 2000. At December 31, 2001, non-accrual loans aggregated $2.4 million versus $1.5 million at December 21,2000. The allowance for loan losses at the end of 2001 stood at $575,000 or .42% of loans versus $489,000 and .37% at the end of 2000. The aforementioned increase in the provision for loan losses was necessary to maintain the allowance at a level deemed adequate to absorb losses inherent in the loan portfolio and resulted from managements consideration of such factors as the financial condition of the borrower, past and expected loss experience, and other factors management feels deserve recognition in establishing an appropriate reserve. Although management attempts to maintain the allowance at a level deemed adequate, future additions to the allowance may be necessary based upon changes in market conditions. In addition, various regulatory agencies periodically review our allowance for loan losses. These agencies may require us to make additional provisions based upon their judgments about information available to them at the time of their examination.

Non-interest Income

Non-interest income for the year ended December 31, 2001 was $1.2 million as compared with $1.7 million for the same period in 2000. This decrease of approximately $496,000 resulted from two factors. First, year 2000 included a gain on the sale of investments of $1.3 million. There were no gains from the sale of investments in the current year. Secondly, other non-interest income for the year ended December 31, 2001 included a fee of $356,000 received by the Company related to an agreement to acquire another financial institution. This fee became payable to the Company when the target financial institution was acquired by a third party. The balance of the increase in non-interest income came from service charges on deposit accounts and income earned from the sale of mortgage loans.

Non-interest Expense

Non-interest expense increased to $4.2 million during the year ended December 31, 2001 as compared with $3.6 million for the year ended December 31, 2000. This increase resulted from overall increases in all but one major category of expense. These across the board expense increases are associated with the Company's continued growth and development of business in its market areas. The category of expense that did not increase was data processing and outside service fees, which decreased from $420,000 in 2000 to $396,000 in 2001. During 2001, the Company changed providers for its data processing systems resulting in a reduction in these costs. Also, a termination fee was paid to the former provider in December of 2000 which caused these costs to be higher than normal for that year.

Provision for Income Taxes

The provision for income taxes, as a percentage of income before income taxes, was 38.5% for each of the years ended December 31, 2001 and 2000, respectively.

Impact of Inflation and Changing Prices

A commercial bank has an asset and liability composition that is distinctly different from that of a company with substantial investments in plant and inventory because the major portion of its assets are monetary in nature. As a result, a bank's performance may be significantly influenced by changes in interest rates. Although the banking industry is more affected by changes in interest rates than by inflation in the prices of goods and services, inflation is a factor, which may influence interest rates. However, the frequency and magnitude of interest rate fluctuations do not necessarily coincide with changes in the general inflation rate. Inflation does affect operating expenses in that personnel expenses and the cost of supplies and outside services tend to increase more during periods of high inflation.

Forward-looking Information

This annual report to stockholders contains certain forward-looking statements consisting of estimates with respect to the financial condition, results of operations and other business of KS Bancorp that are subject to various factors, which could cause actual results to differ materially from those estimates. Factors, which could influence the estimates, include changes in national, regional and local market conditions, legislative and regulatory conditions, and the interest rate environment.

DIXON ODOM PLLC
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
KS Bancorp, Inc.
Kenly, North Carolina

We have audited the accompanying consolidated statements of financial condition of KS Bancorp, Inc. and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of KS Bancorp, Inc. and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Dixon Odom PLLC

Sanford, North Carolina
January 17, 2002

KS BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
December 31, 2001 and 2000

ASSETS	2001	2000
Cash and due from banks:		
Interest-earning	**$ 7,041,022**	$ 1,694,157
Noninterest-earning	**932,699**	673,101
Investment securities:		
Available for sale	**12,598,359**	10,588,958
Held to maturity	**90,774**	894,825
Federal Home Loan Bank stock, at cost	**1,007,500**	942,500
Loans, net	**136,976,742**	133,312,224
Accrued interest receivable	**1,001,316**	1,152,067
Property and equipment, net	**3,947,279**	2,735,508
Other assets	**294,653**	327,755
Total assets	**$ 163,890,344**	$ 152,321,095

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
Liabilities:		
Deposits	**$ 128,825,401**	$ 120,072,840
Advances from Federal Home Loan Bank	**16,800,000**	15,800,000
Accrued interest payable	**496,590**	116,863
Accrued expenses and other liabilities	**969,040**	488,818
Total liabilities	**147,091,031**	136,478,521
Commitments and contingencies (Note 8)		
Stockholders' Equity:		
Preferred stock, authorized 5,000,000 shares; none issued	**-**	-
Common stock, no par value, authorized 20,000,000 shares; issued and outstanding 1,139,213 in 2001 and 905,598 in 2000	**4,815,656**	4,717,688
Unearned ESOP shares	**(78,000)**	(117,000)
Retained earnings, substantially restricted	**11,851,811**	11,206,182
Accumulated other comprehensive income	**209,846**	35,704
Total stockholders' equity	**16,799,313**	15,842,574
	$ 163,890,344	$ 152,321,095

See Notes to Consolidated Financial Statements.

KS BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2001 and 2000

	2001	2000
Interest income:		
Loans	$ 11,596,102	$ 11,092,320
Investment securities	798,224	806,711
Interest-bearing deposits	110,799	129,756
Total interest income	12,505,125	12,028,787
Interest expense:		
Deposits	6,073,622	5,965,337
Advances from Federal Home Loan Bank	988,099	774,717
Total interest expense	7,061,721	6,740,054
Net interest income	5,443,404	5,288,733
Provision for loan losses	223,723	112,936
Net interest income after provision for loan losses	5,219,681	5,175,797
Noninterest income:		
Gain on sale of investment securities	-	1,261,673
Fees and commissions	554,489	357,313
Other income	653,987	85,855
Total noninterest income	1,208,476	1,704,841
Noninterest expenses:		
Compensation and benefits	2,454,475	2,221,607
Occupancy	327,515	289,591
Equipment maintenance and expense	307,159	272,337
Data processing and outside service fees	395,719	419,659
Insurance	82,098	60,144
Other	626,738	377,523
Total noninterest expenses	4,193,704	3,640,861
Income before income taxes	2,234,453	3,239,777
Income tax expense	859,995	1,246,665
Net income	$ 1,374,458	$ 1,993,112
Basic earnings per share	$ 1.23	$ 1.78
Diluted earnings per share	$ 1.20	$ 1.74
Dividends paid per share	$ 0.64	$ 0.64

See Notes to Consolidated Financial Statements.

KS BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2001 and 2000

	Shares of Common Stock	Common Stock Amount	Retained Earnings	Unearned ESOP Shares	Accumulated Other Comprehensive Income	Total
Balance, December 31, 1999	921,578	$ 5,005,372	$ 9,942,321	$ (156,000)	$ 650,232	$ 15,441,925
Comprehensive income:						
Net income	-	-	1,993,112	-	-	1,993,112
Other comprehensive income, net of taxes:						
Net decrease in fair value of securities available for sale	-	-	-	-	(614,528)	(614,528)
Total comprehensive income						1,378,584
Common stock issued pursuant to:						
Stock options exercised	5,786	43,395	-	-	-	43,395
Repurchase of common stock	(21,766)	(378,583)	-	-	-	(378,583)
Compensation	-	47,504	-	-	-	47,504
Release of unearned shares	-	-	-	39,000	-	39,000
Cash dividends paid	-	-	(729,251)	-	-	(729,251)
Balance, December 31, 2000	905,598	4,717,688	11,206,182	(117,000)	35,704	15,842,574
Comprehensive income:						
Net income	-	-	1,374,458	-	-	1,374,458
Other comprehensive income, net of taxes:						
Net increase in fair value of securities available for sale	-	-	-	-	174,142	174,142
Total comprehensive income						1,548,600
Common stock issued pursuant to:						
Stock options exercised	7,345	44,070	-	-	-	44,070
25% stock split in the form of a dividend	226,270	-	-	-	-	-
Compensation	-	53,898	-	-	-	53,898
Release of unearned shares	-	-	-	39,000	-	39,000
Cash dividends paid	-	-	(728,829)	-	-	(728,829)
Balance, December 31, 2001	1,139,213	$ 4,815,656	$ 11,851,811	$ (78,000)	$ 209,846	$ 16,799,313

See Notes to Consolidated Financial Statements.

KS BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2001 and 2000

	2001	2000
Cash Flows From Operating Activities:		
Net income	$ 1,374,458	$ 1,993,112
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	332,854	295,030
Amortization of net premiums	5,934	8,100
Deferred income taxes	(84,942)	(86,444)
Provision for losses on loans	223,723	112,936
Realized gain on sale of available for sale securities	-	(1,261,673)
Other gains, net	(39,471)	(1,128)
Shares allocated to ESOP contribution	92,898	86,504
Changes in assets and liabilities:		
(Increase) decrease in:		
Loans held for sale	(265,000)	-
Other assets	(301,004)	(32,240)
Accrued interest receivable	150,751	(272,024)
Increase (decrease) in:		
Accrued interest payable	379,727	93,784
Accrued expenses and other liabilities	474,781	(20,219)
Net cash provided by operating activities	2,344,709	915,738
Cash Flows From Investing Activities:		
Proceeds from sales of available-for-sale securities	-	1,288,604
Proceeds from maturities, prepayments, and calls of available-for-sale securities	4,017,285	1,207,788
Proceeds from maturity and calls of held-to-maturity securities	802,304	255,948
Purchase of available for sale securities	(5,750,000)	(2,000,000)
Purchase of Federal Home Loan Bank stock	(65,000)	(65,500)
Net change in loans receivable	(3,447,499)	(17,062,225)
Proceeds from sale of foreclosed real estate	197,835	-
Proceeds from sale of property and equipment	-	22,482
Purchase of property and equipment	(1,544,625)	(623,586)
Net cash used by investing activities	(5,789,700)	(16,976,489)

KS BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2001 and 2000

	2001	2000
Cash Flows From Financing Activities:		
Net increase in deposits	$ 8,752,561	$ 3,559,070
Increase (decrease) in advance payments from borrowers for taxes and insurance	(16,348)	6,246
Advances from Federal Home Loan Bank	5,000,000	18,500,000
Principal payments - Federal Home Loan Bank advances	(4,000,000)	(8,700,000)
Cash dividends paid	(728,829)	(729,251)
Repurchase of common stock	-	(378,583)
Proceeds from exercise of stock options	44,070	43,395
Net cash provided by financing activities	9,051,454	12,300,877
Net increase (decrease) in cash and cash equivalents	5,606,463	(3,759,874)
Cash and cash equivalents:		
Beginning	2,367,258	6,127,132
Ending	$ 7,973,721	$ 2,367,258
Supplemental Disclosure of Cash Flow Information:		
Cash payments for:		
Interest	$ 6,891,994	$ 6,646,270
Income taxes	$ 540,000	$ 1,380,190
Supplemental Disclosure of Noncash Investing and Financing Activities:		
Transfer from loans to real estate acquired in settlement of loans	$ 175,742	$ -
Change in unrealized gains (losses) on available for sale securities	$ 174,142	$ (614,528)
Increase in loans receivable through sale of foreclosed real estate	$ 197,835	$ -

See Notes to Consolidated Financial Statements.

Note 1. Nature of Business and Significant Accounting Policies

Organization and operations
In December 1993, pursuant to a Plan of Conversion approved by its members and regulators, Kenly Savings Bank, Inc., SSB amended and restated its charter to effect its conversion from a North Carolina-chartered mutual savings bank to a North Carolina-chartered stock savings bank and became a wholly owned subsidiary of KS Bancorp, Inc. ("KS Bancorp" or the "Company"), a holding company formed in connection with the conversion. On January 1, 1999, Kenly Savings Bank, Inc., SSB changed its name to KS Bank, Inc. (the "Bank"). The Company's principal business activities consist of the ownership of the Bank and a loan to the ESOP for its purchase of the Company's common stock. The Bank originates mortgage, commercial and consumer loans within its primary lending area of Johnston, Wilson, Wayne and Wake counties.

Principles of consolidation
The consolidated financial statements include the accounts of KS Bancorp and its wholly owned subsidiary, the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

Basis of financial statement presentation
The accounting and reporting policies of the Company conform to generally accepted accounting principles and general practices within the financial services industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Cash and cash equivalents
For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks.

Investment securities
Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Securities not classified as held to maturity, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Equity securities which are considered nonmarketable are not subject to the above classifications and are carried at cost.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

Allowance for loan losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. In addition, regulatory examiners may require the Bank to recognize changes to the allowance for loan losses based on their judgments about information available to them at the time of their examination.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Loans held for sale
Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Foreclosed real estate
Real estate acquired through, or in lieu of, loan foreclosure is initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations of the property are periodically performed by management and the real estate is carried at the lower of cost or fair value minus estimated cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.

Property and equipment
Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed generally by the straight-line method.

Federal Home Loan Bank Stock
As a requirement for membership, the Bank invests in stock of the Federal Home Loan Bank of Atlanta ("FHLB"). This investment is carried at cost.

Income taxes
Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Retirement plans
The Bank's employee stock ownership plan (the "ESOP") covers substantially all of its employees. Contributions to the plan are based upon amounts necessary to fund the amortization requirements of the ESOP's debt to the Company, subject to compensation limitations, and are charged to expense. The Bank has a defined contribution retirement plan which covers substantially all of its employees. The annual contribution to the plan is based on employee compensation, and the Bank's policy is to fund plan costs as they accrue. The plan is fully funded and there are no accrued unfunded amounts.

The Bank also has a 401(k) retirement plan which is available to substantially all employees. The Bank matches voluntary contributions by participating employees.

Additionally, the Bank has a Supplemental Executive Retirement Plan covering senior executives. The Bank finances the future anticipated benefits to be provided under this plan through contributions to whole life insurance policies.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Earnings per share

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options and are determined using the treasury stock method.

On July 9, 2001, the Board of Directors of KS Bancorp, Inc. declared a 25% stock split payable on August 6, 2001 to stockholders of record on July 24, 2001. All per share amounts have been restated to include the effects of this stock split.

The basic and diluted weighted average shares outstanding are as follows:

	2001	2000
Weighted average shares outstanding	**1,135,506**	1,142,005
Less weighted average unallocated ESOP shares	**15,960**	22,473
Weighted average outstanding shares used for basic EPS	**1,119,546**	1,119,532
Plus incremental shares from assumed exercise of stock options	**26,726**	29,029
Weighted average outstanding shares used for diluted EPS	**1,146,272**	1,148,561

There were no adjustments required to be made to net income in the computation of diluted earnings per share.

Comprehensive income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income and related tax effects are as follows:

	2001	2000
Unrealized holding gains on available for sale securities	**$ 280,874**	$ 270,498
Reclassification adjustment for gains realized in income	**-**	(1,261,673)
Net unrealized gains (losses)	**280,874**	(991,175)
Tax effect	**(106,732)**	376,647
Net of tax amount	**$ 174,142**	$ (614,528)

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Off-balance-sheet risk
In the ordinary course of business, the Bank has entered into commitments to extend credit, including commitments under credit card arrangements and equity lines of credit. Such financial instruments are recorded when they are funded.

Fair value of financial instruments
The estimated fair values required under Statement of Financial Accounting Standards ("SFAS") No. 107, *Disclosures About Fair Value of Financial Instruments,* have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to develop the estimates of fair value. Accordingly, the estimates presented in the accompanying Note 14 for the fair value of the Company's financial instruments are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions or estimation methodologies may have a material effect on the estimated fair value amounts.

The fair value estimates presented in Note 14 are based on pertinent information available to management as of December 31, 2001 and 2000, respectively. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since those dates and, therefore, current estimates of fair value may differ significantly from the amounts presented herein. The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments.

Cash and due from banks and accrued interest receivable
The carrying amounts reported in the statement of financial condition for these instruments approximate their fair values due to the short-term nature of these instruments.

Investment securities
Investment securities include stock in the Federal Home Loan Bank of Atlanta. No ready market exists for these stocks and they have no quoted market values. For disclosure purposes, such stock is assumed to have a fair value which is equal to cost or redemption value. All other debt, equity and mortgage-backed securities are publicly traded and market values are based on quoted market prices.

Loans
The fair value for substantially all loans has been estimated by discounting the projected future cash flows at December 31, 2001 and 2000, using the rate on that date at which similar loans would be made to borrowers with similar credit ratings and for similar maturities or repricing periods. The discount rate used has been adjusted by an estimated credit risk factor to approximate the adjustment that would be applied in the marketplace for any nonperforming loans. Certain prepayment assumptions have also been made depending upon the original contractual lives of the loans. For certain loans which are indexed and adjust with prime, the carrying basis is considered to approximate fair value.

Deposits
The fair value of deposits with no stated maturities, including transaction accounts and passbook savings accounts, is estimated to be equal to the amount payable on demand as of December 31, 2001 and 2000. The fair value of certificates of deposit is based upon the discounted value of future contractual cash flows. The discount rate is estimated using the rates offered on December 31, 2001 and 2000 for deposits of similar remaining maturities.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Advances from the Federal Home Loan Bank
The fair value of these advances is based upon the discounted value using current rates at which borrowings of similar maturity could be obtained.

Accrued interest payable
The carrying amounts of accrued interest payable approximate their fair value.

Off-balance-sheet commitments
Because the Bank's commitments, which consist entirely of loan commitments, are either short-term in nature or subject to immediate repricing, no fair value has been assigned to these off-balance-sheet items.

Derivative financial instruments
On January 1, 2001, the Company adopted ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities*. This Statement established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. The Company has no derivative financial instruments and does not engage in any hedging activities; accordingly, the adoption of the statement did not affect the Company's financial statements.

Recent accounting pronouncements
In July 2001, the FASB issued SFAS No. 141, *Business Combinations,* and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method. SFAS No. 142 changes the accounting for goodwill and certain other intangible assets from an amortization method to an impairment only approach. Since the Company does not have goodwill or other intangible assets, the adoption of SFAS Nos. 141 and 142 on January 1, 2002 is not expected to significantly affect the Company's financial statements.

In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*, and in July 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*.

SFAS No. 143 requires that obligations associated with the retirement of tangible long-lived assets be recorded as a liability when those obligations are incurred, with the amount of liability initially measured at fair value. SFAS No. 143 will be effective for financial statements for fiscal years beginning after June 15, 2002, though early adoption is encouraged. The application of this statement is not expected to have a material impact on the Company's financial statements.

SFAS No. 144 supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.* SFAS No. 144 applies to all long-lived assets including discontinued operations, and amends Accounting Principles Board Opinion No. 30, *Reporting the Results of Operations - Reporting Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*. SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book or fair value less cost to sell. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and its provisions are generally expected to be applied prospectively. The application of this statement is not expected to have a material impact on the Company's financial statements.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Reclassifications

Certain amounts in the 2000 financial statements have been reclassified to conform to the 2001 presentation. The reclassifications had no effect on net income or stockholders' equity as previously reported.

Note 2. Investment Securities

Investment securities consist of the following:

	2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Held to maturity:				
Debt securities:				
Mortgage-backed securities	$ 90,774	$ 5,993	$ -	$ 96,767
Available for sale:				
Debt securities:				
Mortgage-backed securities	$ 1,011,586	$ 20,666	$ -	$ 1,032,252
Federal agency securities	11,248,313	320,203	(2,409)	11,566,107
	$ 12,259,899	$ 340,869	$ (2,409)	$ 12,598,359

	2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Held to maturity:				
Debt securities:				
Federal agency securities	$ 500,000	$ -	$ -	$ 500,000
Mortgage-backed securities	394,825	13,175	-	408,000
	$ 894,825	$ 13,175	$ -	908,000
Available for sale:				
Debt securities:				
Mortgage-backed securities	$ 1,283,664	$ -	$ (4,863)	$ 1,278,801
Federal agency securities	9,247,707	62,450	-	9,310,157
	$ 10,531,371	$ 62,450	$ (4,863)	$10,588,958

Note 2. Investment Securities (Continued)

The amortized cost and estimated market value of debt securities at December 31, 2001 by contractual maturity are as shown below.

	Weighted Average Yield	Amortized Cost	Estimated Market Value
Available for sale:			
Due in less than one year	5.78%	$ 1,500,000	$ 1,545,625
Due in one year through five years	6.00%	9,248,313	9,509,388
Due in five through ten years	6.13%	500,000	511,094
		$11,248,313	$11,566,107

The amortized cost and estimated market value of mortgage-backed securities by contractual maturities are not reported because the actual maturities may be and often are significantly different from contractual maturities.

For the years ended December 31, 2001 and 2000, proceeds from sales of securities available for sale amounted to $0 and $1,288,604, respectively. Gross realized gains amounted to $0 and $1,261,673, respectively. There were no realized losses on sales of securities during either of the years ended December 31, 2001 or 2000.

Certain investment securities with amortized costs of $4,050,000 and market values of $4,149,750 at December 31, 2001 were pledged to secure public deposits or were pledged in connection with the Bank's depository relationship with the Federal Reserve Bank.

Note 3. Loans

Loans consist of the following:

	2001	2000
Conventional first mortgage loans	$ 84,112,335	$ 90,720,092
Loans held for sale	265,000	-
Construction loans	19,389,667	10,412,137
Equity-line loans	13,021,393	12,217,180
Loans on deposit accounts	286,565	327,770
Consumer loans	4,466,422	4,553,211
Commercial loans	23,221,580	21,982,311
	144,762,962	140,212,701
Less:		
Undisbursed portion of loans in process	6,968,467	6,148,201
Unamortized loan fees	243,058	263,035
Allowance for loan losses	574,695	489,241
	7,786,220	6,900,477
	$ 136,976,742	$ 133,312,224
Weighted average yield	7.67%	8.81%

Note 3. Loans (Continued)

The following summarizes transactions in the allowance for loan losses:

	Years Ended December 31, 2001	2000
Balance, beginning	$ 489,241	$ 391,720
Provision for loan losses	223,723	112,935
Charge-offs, net	(138,269)	(15,414)
Balance, ending	$ 574,695	$ 489,241

Loans delinquent more than 90 days amounted to approximately $2,394,308 and $1,524,800 at December 31, 2001 and 2000, respectively. Interest income that would have been recorded on nonaccrual loans totaled $45,653 and $25,294 for the years ended December 31, 2001 and 2000, respectively.

Loans outstanding to the Company's officers and directors (including their affiliates) are shown below. In the opinion of management, these loans were made at lending terms and rates available to the general public and do not involve more than the normal risks of collectibility.

	2001	2000
Balance, beginning	$ 1,207,000	$ 1,251,000
Originations	102,000	26,000
Repayments	(170,000)	(70,000)
Balance, ending	$ 1,139,000	$ 1,207,000

Note 4. Property and Equipment

Property and equipment consists of the following:

	2001	2000
Land	$ 586,428	$ 586,428
Buildings	2,302,422	1,819,384
Furniture and equipment	2,003,713	1,534,633
Construction in process	745,974	152,427
	5,638,537	4,092,872
Accumulated depreciation	(1,691,258)	(1,357,364)
	$ 3,947,279	$ 2,735,508

Depreciation expense for the years ended December 31, 2001 and 2000 amounted to $332,854 and $295,030, respectively.

Note 5. Deposits

Deposits consist of the following:

	2001	2000
Regular savings accounts, 1.50%	$ 4,444,513	$ 4,157,960
NOW accounts, 0.50% to 1.26%	9,428,371	8,660,064
Money market deposit accounts, 1.25% to 1.77%	7,865,807	4,855,235
Noninterest-bearing accounts	5,672,181	3,306,755
	27,410,872	20,980,014
Certificates:		
0.00% - 2.99%	15,133,827	2,528,335
3.00% - 4.50%	38,736,765	181,119
4.51% - 6.50%	33,450,282	60,058,337
6.51% and above	14,093,655	36,325,035
	101,414,529	99,092,826
	$ 128,825,401	$ 120,072,840
Weighted average cost of funds	4.11%	4.97%

Certificate accounts are summarized by maturity at December 31, 2001 as follows:

	2002	2003	2004	2005	2006	Total
0.00% - 2.99%	$14,274,566	$ 859,261	$ -	$ -	$ -	$ 15,133,827
3.00% - 4.50%	32,293,404	4,763,108	932,625	707,628	40,000	38,736,765
4.51% - 6.50%	28,493,722	3,151,321	1,259,417	545,822	-	33,450,282
6.51% and above	11,731,268	2,207,865	154,522	-	-	14,093,655
	$86,792,960	$10,981,555	$ 2,346,564	$ 1,253,450	$ 40,000	$ 101,414,529

The aggregate amount of certificates of deposit included in the table above with a denomination of $100,000 or greater is shown below:

Maturity	Amount
Less than 3 months	$ 12,529,991
3 to 6 months	5,494,692
6 to 12 months	10,524,889
More than 12 months	3,465,388
	$ 32,014,960

Note 5. Deposits (Continued)

Interest expense on deposits is summarized below:

	Years Ended December 31, 2001	2000
Regular savings accounts	$ 73,687	$ 104,431
NOW and money market accounts	336,377	327,686
Certificates	5,677,142	5,545,653
	6,087,206	5,977,770
Forfeitures	(13,584)	(12,433)
	$ 6,073,622	$ 5,965,337

Note 6. Advances From Federal Home Loan Bank

Advances from the Federal Home Loan Bank consist of the following:

Type	Maturing in Year Ending	Interest Rate	December 31, 2001	2000
Variable	2001	FHLB overnight + .3%	$ -	$ 1,000,000
Fixed	2003	6.41%	6,000,000	6,000,000
Fixed	2010	5.57%	5,000,000	5,000,000
Fixed	2011	4.83%	1,800,000	1,800,000
Fixed	2011	4.98%	2,000,000	2,000,000
Fixed	2011	4.67%	2,000,000	-
			$ 16,800,000	$ 15,800,000

Pursuant to collateral agreements with the Federal Home Loan Bank (FHLB), advances are secured by all stock in the FHLB and qualifying first mortgage loans pledged in the form of a blanket floating lien. Book value of qualifying loans is in excess of outstanding borrowings.

Note 7. Income Taxes

Under the Internal Revenue Code, the Bank was allowed a special bad debt deduction related to additions to tax bad debt reserves established for the purpose of absorbing losses. Through 1995, the provisions of the Code permitted the Bank to deduct from taxable income an allowance for bad debts based on 8% of taxable income before such deduction or actual loss experience. The Bank used the percentage of taxable income method to compute its deductions through 1995.

Note 7. Income Taxes (Continued)

Legislation passed in 1996 eliminated the percentage of taxable income method as an option for computing bad debt deductions. The Bank is still permitted to take deductions for bad debts but is required to compute such deductions using an experience method. The Bank will also have to recapture its tax bad debt reserves which have accumulated since 1987 amounting to approximately $748,000 over a six year period. The tax associated with the recaptured reserves is estimated to be approximately $284,000. The recapture began in 1998 since the Bank was eligible to defer recapture in 1997 and 1996. Deferred income taxes have been previously established for the taxes associated with the recaptured reserves and the ultimate payment of the taxes will not result in a charge to earnings. The balance of deferred income taxes associated with the recaptured reserve is approximately $95,000 at December 31, 2001.

At December 31, 2001, retained earnings contain certain historical additions to bad debt reserves for income tax purposes of $1,221,000 for which no deferred taxes have been provided because the Bank does not intend to use these reserves for purposes other than to absorb losses. If amounts which qualified as bad debt deductions are used for purposes other than to absorb bad debt losses or adjustments arising from the carryback of net operating losses, income taxes may be imposed at the then existing rates. In the future, if the Bank does not meet the income tax requirements necessary to permit the deduction of an allowance for bad debts, the Bank's effective tax rate would be increased to the maximum percent under existing law. Unrecorded deferred income taxes on pre 1988 tax bad debt reserves amounted to approximately $465,000 at December 31, 2001.

Deferred income taxes consist of the following:

	December 31,	
	2001	2000
Deferred tax assets:		
Allowance for loan losses	**$ 218,384**	$ 185,912
Deferred compensation and directors' death benefits	**62,779**	47,035
Other	**18,878**	14,427
Total deferred tax assets	**300,041**	247,374
Deferred tax liabilities:		
Excess accumulated tax depreciation	**146,914**	131,844
Federal Home Loan Bank stock basis	**83,334**	83,334
Tax bad debt reserves	**94,689**	142,034
Unrealized net appreciation, investments	**128,615**	21,883
Total deferred tax liabilities	**453,552**	379,095
Net deferred tax liabilities	**$ (153,511)**	$ (131,721)

Note 7. Income Taxes (Continued)

Allocation of income taxes between current and deferred portions is as follows:

	Years Ended December 31,	
	2001	2000
Current tax provision	$ 944,937	$ 1,333,109
Deferred tax benefit	(84,942)	(86,444)
	$ 859,995	$ 1,246,665

Income tax expense is reconciled to the amount computed by applying the federal statutory tax rate of 34% to income before income taxes as follows:

	2001	2000
Expense computed at statutory rate of 34%	$ 759,714	$ 1,101,524
Effect of state income taxes	101,668	147,410
Other, net	(1,387)	(2,269)
	$ 859,995	$ 1,246,665

Note 8. Concentration of Credit Risk, Off-Balance-Sheet Risk and Commitments

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and equity lines of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial condition. The contract or notional amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

A summary of the contract amount of the Bank's exposure to off-balance-sheet risk is as follows:

	December 31,	
	2001	2000
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit	$ 2,233,450	$ 890,973
Undisbursed lines of credit	18,463,697	8,400,392
Standby letters of credit	90,000	-

The Bank evaluates each customer's credit worthiness on a case-by-case basis. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The collateral obtained by the Bank upon extension of credit is based on management's credit evaluation of the customer. The collateral held is the underlying real estate.

Note 9. Retirement Plans

The Bank has a 401(k) retirement plan which contains provisions for specified matching contributions by the Bank. The Bank funds contributions as they accrue and 401(k) expense totaled $13,568 and $11,593 for the years ended December 31, 2001 and 2000, respectively.

In addition, the Bank has established a defined contribution retirement plan which covers substantially all employees. Contributions to the plan are discretionary and determined annually by the Bank's Board of Directors. The Bank funds contributions as they accrue and retirement expense amounted to $143,234 and $108,028 for the years ended December 31, 2001 and 2000, respectively.

During 2001, the Bank adopted a Supplemental Executive Retirement Plan (SERP). Senior executives are eligible to participate in the Plan and are considered vested upon attainment of age 65. The retirement benefit is equal to 25% of the average salary during the last five year's employment for eligible employees. For the fiscal year ended December 31, 2001, expense attributable to this Plan amounted to $32,137.

The accounting and reporting aspects of the Bank's ESOP plan are described in Note 11.

Note 10. Deferred Compensation for Directors

The Bank has a deferred compensation plan for its directors to be paid in the form of death benefits. The death benefits vest to each director in amounts ranging from $2,000 to a maximum of $20,000 depending upon years of service. At December 31, 2001 and 2000, the Bank had accrued $96,551 and $84,551, respectively, which represents the present value of the death benefits based on directors' life expectancies. Expense associated with the plan amounted to $36,103 and $12,000 for the years ended December 31, 2001 and 2000, respectively.

Note 11. Employee Stock Ownership Plan

The Bank has an employee stock ownership plan (the "ESOP") to benefit employees with 1,000 hours of annual service and who have attained age 21. The ESOP is funded by contributions made by the Bank.

The ESOP borrowed funds from the Company to partially finance its purchase of the common stock of the Company. The loan bears interest at 7.5% and matures December 29, 2003. The loan will be repaid by the ESOP with contributions made by the Bank and earnings on the ESOP's assets. At December 31, 2001 and 2000, the outstanding balance of the loan receivable from the ESOP was $78,000 and $117,000 respectively, which is presented as a reduction of stockholders' equity. Shares purchased by the ESOP are held in suspense for allocation among participants as the loan is repaid. Through December 31, 2001, the ESOP had purchased 80,497 shares of the Company's common stock. At December 31, 2001 and 2000, 13,000 and 19,500 shares, respectively, had not been allocated. Based upon the market value of the Company's stock at December 31, 2001 and 2000, the fair value of the unallocated shares amounted to approximately $198,000 and $257,600 at December 31, 2001 and 2000, respectively.

Dividends on unallocated shares may be used by the ESOP to repay the debt to the Company and are not reported as dividends in the financial statements. Dividends on allocated or committed to be allocated shares are credited to the accounts of the participants and reported as dividends in the financial statements.

Note 11. Employee Stock Ownership Plan (Continued)

Contributions are allocated among participants on the basis of compensation in the year of allocation. Benefits become 100% vested after five years of credited service. Forfeitures of noninvested benefits will be reallocated among remaining participating employees in the same proportion as contributions.

The Company has the obligation to redeem the holdings of plan participants in the event the participants request the Company to do so upon their retirement and if shares cannot be sold through the open market. The market value of the ESOP shares less the principal balance on the ESOP loan is approximately $1,146,000 at December 31, 2001.

The Bank has charged expense for $101,673 and $98,204 for years ended December 31, 2001 and 2000 respectively, in connection with the ESOP. The expense for 2001 and 2000 includes, in addition to the cash contribution necessary to fund the ESOP's annual principal and interest installment on the loan to the Company, $53,898 and $47,504, respectively, which represents the difference between the fair market value of the shares which have been committed to be released to participants, and the cost of these shares to the ESOP.

Note 12. Regulatory Matters

The Bank is subject to the capital requirements of the FDIC and the Administrator of the North Carolina Savings Institutions Division.

The FDIC requires the Bank to have a minimum leverage ratio of Tier I Capital (principally consisting of retained earnings and common stockholders' equity, less any intangible assets) to total assets of 3%. The FDIC also requires the Bank to have a ratio of total capital to risk-weighted assets of 8%, of which at least 4% must be in the form of Tier I capital. The North Carolina Administrator requires a net worth equal to at least 5% of total assets.

At December 31, 2001 and 2000, the Bank complied with all the capital requirements as shown below:

	2001			
	Leverage Ratio of Tier 1 Capital	Tier 1 Risk-Adjusted Capital	Risk-Based Capital	NC Savings Bank Capital
Consolidated stockholders' equity at December 31, 2001	$ 16,799,313	$ 16,799,313	$ 16,799,313	$ 16,799,313
Unrealized gains on investment securities	(209,846)	(209,846)	(209,846)	(209,846)
Holding company's equity at December 31, 2001	(361,588)	(361,588)	(361,588)	(361,588)
Loan loss allowances	-	-	574,695	574,695
Regulatory capital	16,227,879	16,227,879	16,802,574	16,802,574
Minimum capital requirement	4,889,220	4,185,480	8,370,960	8,173,500
Excess	$ 11,338,659	$ 12,042,399	$ 8,431,614	$ 8,629,074

Note 12. Regulatory Matters (Continued)

	2001			
	Leverage Ratio of Tier 1 Capital	**Tier 1 Risk-Adjusted Capital**	**Risk-Based Capital**	**NC Savings Bank Capital**
Total tangible Bank only assets at December 31, 2001	**$ -**	**$ -**	**$ -**	**$ 163,470,000**
Average tangible Bank only assets December 31, 2001 quarter	**162,974,000**	**-**	**-**	**-**
Risk-weighted Bank only assets at December 31, 2001	**-**	**104,637,000**	**104,637,000**	**-**
Capital as a percentage of assets:				
Actual	**9.96%**	**15.51%**	**16.06%**	**10.28%**
Required	**3.00%**	**4.00%**	**8.00%**	**5.00%**
Excess	**6.96%**	**11.51%**	**8.06%**	**5.28%**

	2000			
	Leverage Ratio of Tier 1 Capital	Tier 1 Risk-Adjusted Capital	Risk-Based Capital	NC Savings Bank Capital
Consolidated stockholders' equity at December 31, 2000	$ 15,842,574	$ 15,842,574	$ 15,842,574	$ 15,842,574
Unrealized gains on investment securities	(35,704)	(35,704)	(35,704)	(35,704)
Holding company's equity at December 31, 2000	(228,891)	(228,891)	(228,891)	(228,891)
Loan loss allowances	-	-	489,241	489,241
Regulatory capital	15,577,979	15,577,979	16,067,220	16,067,220
Minimum capital requirement	4,532,460	3,770,120	7,540,240	7,615,702
Excess	$ 11,045,519	$ 11,807,859	$ 8,526,980	$ 8,451,518
Total tangible Bank only assets at December 31, 2000	$ -	$ -	$ -	$ 152,314,040
Average tangible Bank only assets December 31, 2000 quarter	151,082,000	-	-	-
Risk-weighted Bank only assets at December 31, 2000	-	94,253,000	94,253,000	-
Capital as a percentage of assets:				
Actual	10.31%	16.53%	17.05%	10.55%
Required	3.00%	4.00%	8.00%	5.00%
Excess	8.31%	12.53%	9.05%	5.55%

Note 12. Regulatory Matters (Continued)

Under the FDIC prompt corrective action regulations, a savings institution is considered to be well capitalized if its ratio of total capital to risk-weighted assets is at least 10%, its ratio of Tier I capital to risk-weighted assets is at least 6.0%, and its ratio of Tier I capital to total average assets is at least 5.0%.

The Bank meets all of the above requirements at December 31, 2001 and is considered to be well capitalized under the prompt corrective action regulations.

At the time of its conversion from a mutual to a stock charter, the Bank established a liquidation account in an amount equal to its net worth as of September 30, 1993 for the benefit of all holders of deposit accounts with an aggregate balance in excess of $50 on March 31, 1993. In the unlikely event of a complete liquidation of the Bank (and only in such event), each eligible account holder will be entitled to his or her interest in the liquidation account prior to any payments to holders of common stock. An eligible account holder's interest in the liquidation account will be computed on December 31 each year and is reduced by or will cease to exist if the funds in the related deposit account are withdrawn. The interest of an eligible account holder in the liquidation account will never be increased, even if there is an increase in the related deposit account after March 31, 1993.

Subject to applicable law, the Board of Directors of the Company and the Bank may each provide for the payment of dividends. Future declarations of cash dividends, if any, by the Company may depend upon dividend payments by the Bank to the Company. The Bank paid dividends of $600,000 and $1,100,000 to the Company during 2001 and 2000, respectively. The Company declared and paid dividends of $728,829 and $729,251 to stockholders during 2001 and 2000, respectively. Subject to regulations promulgated by the North Carolina Administrator, the Bank will not be permitted to pay dividends on its common stock if its stockholders' equity would be reduced below the amount required for the liquidation account or its capital requirement.

Note 13. Stock Option and Bonus Compensation Plan

The Company has an Employee Stock Option Plan which provides for the granting of options to purchase shares of the Company's common stock to certain key employees and a Nonqualified Stock Option Plan which provides for the granting of options to purchase shares of the Company's common stock to non-employee directors. An aggregate of 134,827 and 67,414 shares, respectively, of common stock was reserved under the plans. The exercise price of the options is not less than 100% of the fair value of the common stock on the date the options were granted and pursuant to the plan, options may not be exercised until specified time restrictions have lapsed and option periods may not exceed ten (10) years.

Note 13. Stock Option and Bonus Compensation Plan (Continued)

A summary of activity in the plans for the years ended December 31, 2001 and 2000 is as follows:

	2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	67,937	$ 6.00	75,169	$ 6.00
Granted	-	-	-	-
Exercised	(7,345)	6.00	(7,232)	6.00
Forfeited	-	-	-	-
Outstanding at end of year	60,592	$ 6.00	67,937	$ 6.00

The options under the Nonqualified Stock Option Plan were all exercisable at December 31, 2001 and 2000 and expire in December, 2003. At December 31, 2001 and 2000, 48,179 and 54,999 options were outstanding under this plan, respectively.

The options under the Employee Stock Option Plan were all exercisable at December 31, 2001 and 2000 and expire in 2003. At December 31, 2001 and 2000, 12,413 and 12,938 options, respectively, were outstanding under the Plan.

The Company uses the accounting methods prescribed in Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees,* to value the compensation cost associated with the stock options. The stock options were issued in 1993 at an option price equal to the fair value of the Company's common stock and therefore no compensation expense has been reported in earnings.

The Company has not issued any stock options or stock-based compensation since the enactment of FASB Statement No. 123, *Accounting for Stock-Based Compensation,* which encourages the expensing of the fair value of options issued or, alternatively, the disclosure of the impact such an issuance would have on the net income and earnings per share of an entity.

Additionally, the Company has a bonus compensation plan which provides that incentive compensation will be payable annually to those directors and employees who hold unexercised options issued pursuant to the Employee Stock Option Plan and the Nonqualified Stock Option Plan for Directors. Incentive compensation is paid annually equal to the number of unexercised options granted under the plans times the amount of dividends declared per common share outstanding. Pursuant to Board approval, effective January 1, 1999, only outstanding options under the Nonqualified Stock Option Plan for Directors are eligible for the annual incentive compensation. Expense amounted to $18,614 and $21,135 in connection with the bonus compensation plan during 2001 and 2000, respectively.

Note 14. Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2001 and 2000.

	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	$ 7,973,721	$ 7,973,721	$ 2,367,258	$ 2,367,258
Accrued interest receivable	1,001,316	1,001,316	1,152,067	1,152,067
Investment securities:				
Held to maturity	90,774	96,767	894,825	908,001
Available for sale	12,598,359	12,598,359	10,588,958	10,588,958
Federal Home Loan Bank Stock	1,007,500	1,007,500	942,500	942,500
Loans receivable	136,976,742	138,402,000	133,312,224	134,091,000
Financial liabilities:				
Deposits	128,825,401	127,973,000	120,072,840	120,741,000
Advances from Federal Home Loan Bank	16,800,000	17,117,000	15,800,000	15,369,000

Note 15. Parent Company Financial Data

The following is a summary of the condensed financial statements of KS Bancorp, Inc. as of and for the years ended December 31, 2001 and 2000:

Condensed Balance Sheets
December 31, 2001 and 2000

	2001	2000
	(dollars in thousands)	
Assets		
Cash and due from banks	$ 411	$ 130
Investment in Subsidiary	16,438	15,614
Other assets	103	102
	$ 16,952	$ 15,846
Liabilities and Stockholders' Equity		
Liabilities:		
Accrued expenses and other liabilities	$ 152	$ 3
Stockholders' equity:		
Common stock	4,816	4,718
Unearned ESOP shares	(78)	(117)
Accumulated other comprehensive income	210	36
Retained earnings, substantially restricted	11,852	11,206
	$ 16,952	$ 15,846

Note 15. Parent Company Financial Data (Continued)

Condensed Statements of Income
Years Ended December 31, 2001 and 2000

	2001	2000
	(dollars in thousands)	
Equity in earnings of subsidiary	**$ 1,196**	$ 1,978
Interest income	**16**	18
Other income	**356**	-
Other expense	**(64)**	(3)
Income taxes	**(130)**	-
Net income	**$ 1,374**	$ 1,993

Condensed Statements of Cash Flows
Years Ended December 31, 2001 and 2000

	2001	2000
	(dollars in thousands)	
Cash Flows from Operating Activities:		
Net income	**$ 1,374**	$ 1,993
Noncash items included in net income:		
Equity in earnings of KS Bank	**(1,196)**	(1,978)
Change in assets and liabilities:		
(Increase) decrease in other assets	**(1)**	53
Increase (decrease) in accrued expenses and other liabilities	**149**	(19)
Net cash provided by in operating activities	**326**	49
Cash Flows from Investing Activities:		
Upstream dividend received from KS Bank	**600**	1,100
Net cash provided by investing activities	**600**	1,100
Cash Flows from Financing Activities:		
Cash dividends paid	**(728)**	(729)
Repayment of ESOP debt	**39**	39
Purchase of common stock for retirement	**-**	(379)
Exercise of stock options	**44**	43
Net cash used in financing activities	**(645)**	(1,026)
Net increase in cash:	**281**	123
Beginning	**130**	7
Ending	**$ 411**	$ 130

The table below reflects the stock trading and dividend payment frequency of the Company for the two-year period ended December 31, 2001. For further information regarding the Company's dividend policy and restrictions on dividends paid by the Bank to the Company, please refer to Note 12 of the notes to the consolidated financial statements. Stock prices reflect bid prices between broker-dealers, prior to any mark-ups, mark-downs or commissions, and may not necessarily represent actual transactions.

	Dividends	Stock Price	
	Regular	High	Low
2001:			
First Quarter	$ 0.16	$ 14.60	$ 12.10
Second Quarter	0.16	14.40	12.00
Third Quarter	0.16	18.00	12.00
Fourth Quarter	0.16	18.00	14.85
2000:			
First Quarter	$ 0.16	$ 14.45	$ 14.30
Second Quarter	0.16	14.40	10.80
Third Quarter	0.16	12.80	10.80
Fourth Quarter	0.16	13.80	11.20

The dividends and stock prices presented above have been restated to reflect the 25% stock split in 2001.

EXECUTIVE OFFICERS

William C. Clarke
Senior Vice President

Harold T. Keen
President & CEO

Kevin J. Jorgenson
Senior Vice President

Earl W. Worley, Jr.
Chief Financial Officer

Ted G. Godwin
Senior Vice President

DIRECTORS

Ralph Edward Scott, Jr.
Farmer
President, Scott Farms, Inc.

R. Harold Hinnant
Chairman of the Board
Retired Business Owner

R. Elton Parrish
Funeral Director
President, Parrish Funeral Home, Inc.

Harold T. Keen
President, CEO
KS BANCORP, INC and
KS Bank, Inc.

Gordon C. Woodruff
Attorney At Law
Woodruff, Reece & Fortner

James C. Parker
Vice Chrmn. of the Board
Certified Public Accountant
Partner, Parker and Parker PA

A. Carroll Coleman
President and Manager
P.L. Woodard & Co.

Sidney E. Sauls
Insurance Agent
North Carolina Farm Bureau
Mutual Insurance Company

Robert E. Fields
Retired Business Owner

STOCK TRANSFER AGENT
First Citizens Bank & Trust
Corporate Trust Department
100 East Tryon Road
Raleigh, NC 27603

INDEPENDENT AUDITORS
Dixon Odom PLLC
408 Summit Drive
P.O. Box 70
Sanford, NC 27331

SPECIAL LEGAL COUNSEL
Brooks, Pierce, McLendon,
Humphrey & Leonard, LLP
P. 0. Box 26000
Greensboro, NC 27420

CORPORATE OFFICE
P. 0. Box 219
207 West Second Street
Kenly, North Carolina 27542
(919) 284-4157

FORM 10-KSB

A copy of Form 10-KSB as filed with the Securities and Exchange Commission will be furnished without charge to the shareholders upon written request to Harold T Keen, President, KS Bancorp, Inc., P. 0. Box 219, Kenly, North Carolina 27542.

ANNUAL MEETING

The annual meeting of shareholders of KS Bancorp, Inc. will be held at 7:00 p.m. on May 7, 2002 in the Corporate Office, 207 West Second Street, Kenly, North Carolina.

COMMON STOCK

The Company had 1,139,213 shares of Common Stock outstanding which were held by approximately 339 holders of record (excluding shares held in street name) as of December 31, 2001. The Common Stock is listed for quotation on the OTC Bulletin Board.